                           OppenheimerFunds, Inc.
                        Two World Financial Center
                      225 Liberty Street, 11th Floor
                      New York, New York 10281-1008

September 10, 2007

Via Electronic Transmission
Vincent Di Stefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

           Re:    Oppenheimer Global Value Fund
                  File Nos. 333-144517 and 811-22092

Dear Mr. Di Stefano:

     We have reviewed your comments on the  registration  statement on Form N-1A
(the  "Registration  Statement")  for the  Oppenheimer  Global  Value  Fund (the
"Fund"),  filed with the Commission on July 12, 2007. For your  convenience,  we have included each of your  comments in italics,  followed by our response.  The captions used below correspond to the captions the Fund uses in the Registration
Statement, and the defined terms have the meanings defined therein.

Prospectus

Prospectus Summary

     1. The  disclosure  under "What Does the Fund Mainly Invest In?"  indicates that the Fund will invest in "at least three  countries...." The staff takes the position that a global or international  fund should invest in several countries throughout  the  world.  Accordingly,  please  delete  the  reference  to "three countries," and revise the disclosure consistent with the staff's position.

     The  disclosure  has  been  revised  to  delete  the  reference  to  "three countries"  and to  reflect  that the Fund may  invest in a number of  different countries.

     2. The first  sentence under "Risks of Foreign  Investing"  states that the
Fund  invests a  substantial  percentage  of its assets in  foreign  securities.
Clarify the meaning of the term "substantial  percentage." For example, will the
Fund normally invest 40% or more of its assets in foreign securities?

     The sentence referring to "a substantial percentage" was deleted.

Shareholder Fees

     3. Please  remove the text  located  between the fee table and the example, and relocate it after the example.

     This text has been relocated as requested.

     4. The example  includes  figures for classes C, N and Y, but the fee table does not. Please harmonize the fee table and the example.

     The fee table information for these share classes was included in our Edgar filing,  but may not have been  visible in the online or printed  text.  We have reformatted the table to assure that this information can be viewed correctly.

     5.  Disclosure  indicates  that the Fund will invest in a money market fund and Fund shareholders will be charged a portion of the money market fund's fees.
Accordingly,  please  insert a line item in the fee table title  "Acquired  Fund
Fees and  Expenses" to disclose the fees and expenses  incurred by the Fund as a result of investing in the shares of the money market fund.

     Based on the Fund's  anticipated  level of  investment  in the money market fund, any fees and expenses  incurred by the Fund as a result of such investment are not expected to exceed 0.01% on an annual basis. Instruction 3(f)(i) to N-1A
Item 3 provides  that a separate line item in the fee table need not be shown if the fees and expenses incurred  indirectly as a result of a fund's investment in other funds does not exceed 0.01% of the  investing  fund's  average net assets.
Since we do not  anticipate  that the Fund will have  0.01% or more of  indirect expenses from its investments in other funds, we have not included an additional line in the fee table.

The Fund's Principal Investment Policies and Risks

     6. Please disclose the percentages,  or likely range of percentages of Fund assets to be invested in equities, debt, hedges and derivatives. Please disclose that below-investment grade debt is also known as "junk."

     The Fund does not anticipate  investing a significant portion of its assets in debt securities, hedges or derivatives. Therefore, disclosure regarding those investments is only included in the section titled "Other Investment Strategies"
which   indicates   that  the   investments   described   in  that  section  are
"non-principal investment techniques and strategies." The Fund has indicated its policy of investing primarily in equity securities in the section "What Does the
Fund Mainly Invest In?"

     The  disclosure  under the  subsection  titled "Debt  Securities"  has been revised to indicate that below  investment  grade  securities  are also known as
"junk bonds."

Other Investment Strategies

     7.  Please  indicate  that the Fund's  "Other  Investment  Strategies"  are non-principal.  If the Fund will invest in these types of  securities as part of its principal investment  strategy,  please disclose so in the discussion of the
Fund's principal investment strategy.

     The disclosure has been revised to indicate that the strategies included in
"Other Investment Strategies" are non-principal strategies.

     8. Regarding the discussion of temporary defensive and interim investments, please define the term "interim" as it is used in this disclosure.

     The disclosure has been revised to reflect that "interim"  investments  are investments  that are held pending the  investment  of proceeds from the sale of
Fund  shares or the sale of Fund  portfolio  securities  or to meet  anticipated redemptions of Fund shares.

     9. Please inform the staff of the Fund's expected portfolio turnover rate.

     While the Fund's  turnover  rate may vary from  year-to-year,  its turnover rate is expected to  typically  be less than 100%.  However,  since Item 4(b)(1)
requires that the Fund  disclose  whether it "may" engage in active and frequent trading of portfolio securities to achieve its principal investment  strategies, the  disclosure  has been  revised to reflect that the Fund may engage in active and  frequent  short-term  trading  to  achieve  its  objective,  and may have a portfolio turnover rate in excess of 100% annually.

At What Prices are Shares Sold?

     10.  Please  disclose  the  effects  of  using  fair  value  pricing.   See
Instruction to Item 6 (a) (1) of Form N-1A.

     The  subsection  titled "Net Asset  Value" under the section "At What Price are Shares  Sold"  states that the Fund uses fair value  pricing  procedures  to reflect what the Manager and the Board  believe to be more  accurate  values for the  Fund's  portfolio  securities,  although  it may  not  always  be  able  to accurately  determine  such values.  In addition,  the  discussion of "time zone arbitrage"  describes  effects  that the  Fund's  fair value  pricing  policy is intended to counteract.

Statement of Additional Information

Investment Restrictions

     11.  Please  explain  the  meaning  of the  phrase  "except  to the  extent permitted  under the  Investment  Company  Act," as it  pertains  to the  Fund's fundamental policies on borrowing money, making loans,  investing in real estate and commodities and underwriting.

     The disclosure has been revised to include the following information in the section  "Investment  Restrictions -- Does the Fund Have Additional  Fundamental
Policies?" in the Statement of Additional Information:

     "Currently,  under the Investment  Company Act, and the Oppenheimer  funds'
exemptive order, a fund may borrow only from banks and/or affiliated  investment companies in an amount up to one-third of its total assets (including the amount borrowed less all liabilities and  indebtedness  other than  borrowing),  except that a fund may borrow up to 5% of its total assets for temporary  purposes from any person. Under the Investment Company Act, there is a rebuttable  presumption that a loan is  temporary  if it is repaid  within 60 days and not  extended  or renewed.  Also,  presently under the Investment Company Act, a fund may lend its portfolio  securities  in an amount not to exceed 33 1/3 percent of the value of its total assets.  The Investment Company Act also requires each registered fund to adopt a  fundamental  policy  regarding  investments  in real  estate  and/or commodities.  To the extent that a Fund has  restrictions on or is not permitted to invest in real estate,  real estate related  securities  and/or  commodities, that  information  is set out in the  investment  restrictions  in this section.
Presently,  under the  Investment  Company Act, a registered  mutual fund cannot make any commitment as an underwriter,  if immediately  thereafter the amount of its outstanding underwriting  commitments,  plus the value of its investments in securities of issuers  (other than  investment  companies) of which it owns more than ten  percent of the  outstanding  voting  securities,  exceeds  twenty-five percent of the value of the fund's  total  assets,  except to the extent  that a fund may be considered an  underwriter  within the meaning of the Securities Act when reselling securities held in its own portfolio."

     12. The disclosure  indicates the Fund,  with respect to its  concentration policy, has adopted industry  classifications that are not a fundamental policy.
What are the industry classifications?

     The industry classifications  currently adopted by the Fund are attached as
Exhibit A to this Letter.

     13.  Please  explain  the  extent  to which  sub-paragraphs  (F) and (G) of
Section 12(d)(1) of the Investment Company Act of 1940 permit the Fund to invest in the securities of other investment companies.

     We have revised the second  bullet point in the section  "Other  Investment
Restrictions  -  Does  the  Fund  Have  Additional  Restrictions  That  Are  Not
"Fundamental" Policies?" as follows:

     o The Fund cannot invest in the securities of other  registered  investment companies or registered unit investment  trusts in reliance on sub-paragraph (F)
or (G) of section 12(d)(1) of the Investment Company Act. Section 12(d)(1)(A) of
the  Investment  Company  Act  restricts,   among  other  things,  a  registered
investment  company and any company  controlled by such  investment  company (an
"acquiring  fund") from  investing in another  investment  company (an "acquired fund") if, after the  acquisition,  the acquiring  fund owns more than 3% of the acquired  fund's  voting  stock;  the acquired  fund's  shares  exceed 5% of the acquiring  fund's total assets;  or the aggregate  value of acquired fund assets owned by the acquiring fund exceeds 10% of the acquiring fund's total assets.

     Section  12(d)(1)(F) of the Investment Company Act provides an exception to the 5% and 10%  limitations  so long as any sales load imposed by the  acquiring fund is not more than 1.5% or does not exceeds the limits applicable to funds of funds under FINRA Conduct Rule 2830. Section  12(d)(1)(G)  provides an exemption if both  the  acquiring  and  acquired  funds  are  part of a group  of  related investment  companies (an "investment  group"); the acquired funds do not invest in other  investment  companies in reliance on sections  12(d)(1)(F) or (G); and
the  acquiring  funds  investments  are limited to:  shares of other  registered open-end  investment  companies or registered unit investment trusts in the same investment group, securities of non-registered  investment companies in the same investment  group  that do not  exceed  the 3%,  5% and 10%  limits  above or in reliance on Section  12(d)(1)(F),  Government  securities and short-term  paper, securities of companies other than investment companies, and securities of money market funds in reliance on Rule 12d1-1.  In addition,  only the acquiring  fund may  impose  sales  loads and  distribution  fees or, if both the  acquired  and acquiring  funds impose such sales  loads,  those fees are not  excessive  under applicable SEC and FINRA rules.

     The Fund is filing a pre-effective  amendment reflecting these changes. The undersigned  hereby  acknowledges  that (i) should the  Commission or the staff, acting pursuant to delegated  authority,  declare the filing effective,  it does not foreclose the Commission  from taking any action with respect to the filing;
(ii) the action of the  Commission  or the staff,  acting  pursuant to delegated authority,  in declaring the filing effective,  does not relieve the Registrants from their full  responsibility  for the adequacy and accuracy of the disclosure in the filing;  and (iii) the  Registrants may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

     Please direct any  questions  you may have  regarding the amendment or this letter to the undersigned at (212) 323-5089 or at nvann@oppenheimerfunds.com.

                                            Sincerely,

                                            /s/ Nancy S. Vann
                                            Nancy S. Vann
                                            Vice President and Associate Counsel

cc:    Board I Board of Trustees
       Ronald Feiman, Esq.
       Phillip S. Gillespie, Esq.
       Gloria LaFond
       Robert Zack, Esq.

                                                        A-3
                                                     Exhibit A
                                     Non-Fundamental Industry Classifications

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             Groups of Related Industries                                             Industry
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Energy Equipment & Services                             Oil & Gas Drilling
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                                                        Oil & Gas Equipment & Services
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Oil, Gas & Consumable Fuels                             Integrated Oil & Gas
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Oil & Gas Exploration & Production
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                                                        Oil & Gas Refining & Marketing
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                                                        Oil & Gas Storage & Transportation
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                                                        Coal & Consumable Fuels
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Chemicals                                               Commodity Chemicals
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                                                        Diversified Chemicals
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                                                        Fertilizers & Agricultural Chemicals
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                                                        Industrial Gases
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                                                        Specialty Chemicals
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Construction Materials                                  Construction Materials
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Containers & Packaging                                  Metal & Glass Containers
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                                                        Paper Packaging
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Metals & Mining                                         Aluminum
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                                                        Diversified Metals & Mining
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                                                        Gold
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                                                        Precious Metals & Minerals
------------------------------------------------------- ----------------------------------------------------------------------
------------------------------------------------------- ----------------------------------------------------------------------
                                                        Steel
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Paper & Forest Products                                 Forest Products
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                                                        Paper Products
------------------------------------------------------- ----------------------------------------------------------------------
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Aerospace & Defense                                     Aerospace & Defense
------------------------------------------------------- ----------------------------------------------------------------------
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Building Products                                       Building Products
------------------------------------------------------- ----------------------------------------------------------------------
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Construction & Engineering                              Construction & Engineering
------------------------------------------------------- ----------------------------------------------------------------------
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Electrical Equipment                                    Electrical Components & Equipment
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Heavy Electrical Equipment
------------------------------------------------------- ----------------------------------------------------------------------
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Industrial Conglomerates                                Industrial Conglomerates
------------------------------------------------------- ----------------------------------------------------------------------
------------------------------------------------------- ----------------------------------------------------------------------
Machinery                                               Construction & Farm Machinery & Heavy Trucks
------------------------------------------------------- ----------------------------------------------------------------------
------------------------------------------------------- ----------------------------------------------------------------------
                                                        Industrial Machinery
------------------------------------------------------- ----------------------------------------------------------------------
------------------------------------------------------- ----------------------------------------------------------------------
Trading Companies & Distributors                        Trading Companies & Distributors
------------------------------------------------------- ----------------------------------------------------------------------
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Commercial Services & Supplies                          Commercial Printing
------------------------------------------------------- ----------------------------------------------------------------------
------------------------------------------------------- ----------------------------------------------------------------------
                                                        Diversified Commercial & Professional Services
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Human Resources & Employment Services
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Environmental & Facilities Services
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Office Services & Supplies
------------------------------------------------------- ----------------------------------------------------------------------
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Air Freight & Logistics                                 Air Freight & Logistics
------------------------------------------------------- ----------------------------------------------------------------------
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Airlines                                                Airlines
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Marine                                                  Marine
------------------------------------------------------- ----------------------------------------------------------------------
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Road & Rail                                             Railroads
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                                                        Trucking
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Transportation Infrastructure                           Airport Services
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                                                        Highways & Railtracks
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                                                        Marine Ports & Services
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Auto Components                                         Auto Parts & Equipment
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                                                        Tires & Rubber
------------------------------------------------------- ----------------------------------------------------------------------
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Automobiles                                             Automobile Manufacturers
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Motorcycle Manufacturers
------------------------------------------------------- ----------------------------------------------------------------------
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Household Durables                                      Consumer Electronics
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Home Furnishings
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                                                        Homebuilding
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                                                        Household Appliances
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                                                        Housewares & Specialties
------------------------------------------------------- ----------------------------------------------------------------------
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Leisure Equipment & Products                            Leisure Products
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                                                        Photographic Products
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Textiles, Apparel & Luxury Goods                        Apparel, Accessories & Luxury Goods
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Footwear
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                                                        Textiles
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Hotels, Restaurants & Leisure                           Casinos & Gaming
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                                                        Hotels, Resorts & Cruise Lines
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                                                        Leisure Facilities
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                                                        Restaurants
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Diversified Consumer Services                           Education Services
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Specialized Consumer Services
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Media                                                   Advertising
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                                                        Broadcasting & Cable TV
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                                                        Movies & Entertainment
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                                                        Publishing
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Distributors                                            Distributors
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Internet & Catalog Retail                               Catalog Retail
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                                                        Internet Retail
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Multiline Retail                                        Department Stores
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                                                        General Merchandise Stores
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Specialty Retail                                        Apparel Retail
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Computer & Electronics Retail
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Home Improvement Retail
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                                                        Specialty Stores
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                                                        Automotive Retail
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                                                        Homefurnishing Retail
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Food & Staples Retailing                                Drug Retail
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                                                        Food Distributors
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                                                        Food Retail
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                                                        Hypermarkets & Super Centers
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Beverages                                               Brewers
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                                                        Distillers & Vintners
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                                                        Soft Drinks
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Food Products                                           Agricultural Products
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                                                        Packaged Foods & Meats
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Tobacco                                                 Tobacco
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Household Products                                      Household Products
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Personal Products                                       Personal Products
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Health Care Equipment & Supplies                        Health Care Equipment
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Health Care Supplies
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Health Care Providers & Services                        Health Care Distributors
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                                                        Health Care Services
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                                                        Health Care Facilities
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                                                        Managed Health Care
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Health Care Technology                                  Health Care Technology
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Biotechnology                                           Biotechnology
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Pharmaceuticals                                         Pharmaceuticals
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Life Sciences Tools & Services                          Life Sciences Tools & Services
------------------------------------------------------- ----------------------------------------------------------------------
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Commercial Banks                                        Diversified Banks
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Regional Banks
------------------------------------------------------- ----------------------------------------------------------------------
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Thrifts & Mortgage Finance                              Thrifts & Mortgage Finance
------------------------------------------------------- ----------------------------------------------------------------------
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Diversified Financial Services                          Multi-Sector Holdings
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Specialized Finance
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Other Diversified Financial Services
------------------------------------------------------- ----------------------------------------------------------------------
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Consumer Finance                                        Consumer Finance
------------------------------------------------------- ----------------------------------------------------------------------
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Capital Markets                                         Asset Management & Custody Banks
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Investment Banking & Brokerage
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Diversified Capital Markets
------------------------------------------------------- ----------------------------------------------------------------------
------------------------------------------------------- ----------------------------------------------------------------------
Insurance                                               Insurance Brokers
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Life & Health Insurance
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Multi-line Insurance
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Property & Casualty Insurance
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Reinsurance
------------------------------------------------------- ----------------------------------------------------------------------
------------------------------------------------------- ----------------------------------------------------------------------
Real Estate Investment Trusts (REITs)                   Diversified REITs
------------------------------------------------------- ----------------------------------------------------------------------
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                                                        Industrial REITs
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                                                        Mortgage REITs
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                                                        Office REITs
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                                                        Residential REITs
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                                                        Retail REITs
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                                                        Specialized REITs
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Real Estate Management & Development                    Real Estate Management & Development
------------------------------------------------------- ----------------------------------------------------------------------
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Internet Software & Services                            Internet Software & Services
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IT Services                                             IT Consulting & Other Services
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                                                        Data Processing & Outsourced Services
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Software                                                Application Software
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                                                        Systems Software
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                                                        Home Entertainment Software
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Communications Equipment                                Communications Equipment
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Computers & Peripherals                                 Computer Hardware
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                                                        Computer Storage & Peripherals
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Electronic Equipment & Instruments                      Electronic Equipment Manufacturers
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                                                        Electronic Manufacturing Services
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                                                        Technology Distributors
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Office Electronics                                      Office Electronics
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Semiconductors & Semiconductor Equipment                Semiconductor Equipment
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                                                        Semiconductors
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Diversified Telecommunication Services                  Alternative Carriers
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                                                        Integrated Telecommunication Services
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Wireless Telecommunication Services                     Wireless Telecommunication Services
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Electric Utilities                                      Electric Utilities
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Gas Utilities                                           Gas Utilities
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Multi-Utilities                                         Multi-Utilities
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Water Utilities                                         Water Utilities
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Independent Power Producers & Energy Traders            Independent Power Producers & Energy Traders
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